26 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 120,600 Reed Elsevier PLC ordinary shares at a price of 1156.6631p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 71,863,285 ordinary shares in treasury, and has 1,133,656,848 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 2,164,950 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 69,800 Reed Elsevier NV ordinary shares at a price of €21.7705 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,551,844 ordinary shares in treasury, and has 654,773,823 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,253,300 shares.